Bitwise Funds Trust 485BPOS

Exhibit 99(d)(2)

Schedule A

(As of February 6, 2023)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date

Bitwise Web3 ETF	0.85%	9/21/2022	9/30/2022	9/30/2022	9/30/2024
Bitwise Bitcoin Strategy Optimum Roll ETF	0.85%	1/18/2023	2/1/2023	2/6/2023	2/6/2025